UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

Under the Securities Exchange Act of 1934

LIBERTY ALLIANCE, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-52746	87-0438200
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Room B, Second Floor M-10, Central (W.) Shenzhen High-Tech Park Shenzhen	518057
(Address of Principal Executive Offices)	(Zip Code)

+ 86-755 2601 2223
Registrant's Telephone Number, Including International Code and Area Code

899 South Artistic Circle, Springville, UT 84663
(Former name or former address, if changed since last report)

* * * * * * * * * * * * *
NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT
REQUESTED TO SEND THE COMPANY A PROXY.
* * * * * * * * * * * * *

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND SEC RULE 14f-1

NOTICE OF CHANGE IN MAJORITY OF DIRECTORS

May 20, 2008

This Information Statement is being furnished to holders of record as of May 13, 2008 of the common stock of Liberty Alliance, Inc., a Delaware corporation (the "Company"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "34 Act"), and Rule 14f-1 promulgated thereunder.

No vote or other action by our stockholders is required in response to this Information Statement. Proxies are not being solicited. References throughout this Information Statement to "we", "us" and "our" are to Liberty Alliance, Inc.

INTRODUCTION

On May 12, 2008, the Company, SinoHub Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), SinoHub, Inc., a Delaware corporation and Steven L. White, the principal stockholder of the Company (the “Principal Stockholder”) entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub agreed to merge with and into SinoHub, with SinoHub being the surviving corporation (the "Merger").  The closing of the Merger Agreement occurred on May 14, 2008.

In connection with the Merger each issued and outstanding share of SinoHub common stock (including shares of common stock issued upon conversion of outstanding SinoHub preferred stock) (“SinoHub Common Stock”) was converted into the right to receive 3.718425 shares of the Company’s Common Stock (“Exchange Ratio”).

At the Effective Time, each outstanding and unexercised option to purchase shares of SinoHub Common Stock, whether vested or unvested, was assumed by the Company and was converted into an option to acquire, on the same terms and conditions as were applicable to the original SinoHub option, that number of shares of the Company’s Common Stock determined by multiplying the number of shares of SinoHub Common Stock subject to such option by the Exchange Ratio, rounded down to the nearest whole share of SinoHub Common Stock, at a price per share (rounded up the nearest one-hundredth of a cent) equal to the per share exercise price specified in such option divided by the Exchange Ratio.

Effective on the closing of the Merger, Henry T. Cochran, was appointed to the Company's board of directors and will serve with Steven L. White, a current director. Following the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act and the mailing of this Information Statement to the Company’s stockholders, Mr. White will resign and the composition of the Company's board will change such that Mr Cochran and Lie Xia and Zan Wang will be the Company’s directors. Also effective upon the closing of the Merger, Mr. White resigned as the sole officer of the Company and Henry T. Cochran, Lei Xia, and De Hai Li were appointed by the Company's board of directors as Chief Executive Officer and Secretary, President, and Chief Financial Officer of the Company, respectively.

Please read this Information Statement carefully. It contains certain biographical and other information concerning the incoming executive officers and director after the closing of the Purchase. You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is presently authorized to issue 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. There are currently issued and outstanding 70,000,000 shares of Common Stock and no shares of Preferred Stock. In addition, the Company has options outstanding exercisable for an additional 1,713,078 shares of Common Stock. Each share of Common Stock is entitled to one vote. The following table sets forth following the consummation of the Merger certain information regarding the outstanding shares of Common Stock beneficially owned by (1) each person who beneficially owns more than five percent of such Common Stock, and (2) the Company's directors and executive officers. The information relating to share ownership is based upon information furnished to the Company. The Company believes that the anticipated beneficial owners of Common Stock, based on information supplied by such owners, have sole investment and voting power with respect to the Common Stock shown as being beneficially owned by them, except as otherwise set forth in the footnotes to the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Officers and Directors
Henry T. Cochran (2)	13,423,514		19.2
Lei Xia (2)	8,552,378		12.2
De Hai Li (2)	2,974,740	(3)	4.2
Zan Wang (2)	3,160,661		4.5
Steven L. White 386 North 210 East Mapleton UT 84664	686,325		*
All Officers and Directors as a Group (5 persons)	28,797,618		41.1

5% Holders
Jan Rejbo	15,683,234		22.4
Xian Qiu Li	3,718,425		5.3

* less than one percent
(1)	The percentage of Common Stock is calculated based upon 70,000,000 shares issued and outstanding.
(2)	The business address for these individuals is Room B, Second Floor, M-10, Central (W.) Shenzhen High-Tech Park, Shenzhen 518057, People’s Republic of China.
(3)	Includes incentive stock options to purchase up to 35,625 shares of common stock of SinoHub exercisable within 60 days of the date of this table.

INCOMING DIRECTOR AND EXECUTIVE OFFICERS

Upon the closing of the Merger, Henry T. Cochran was appointed as a director and he and Messrs Zia and Li were appointed as officers alongside current director Steven L. White. Mr. White will resign as a director immediately upon the completion of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act and the mailing of this statement to the Company’s stockholders. Accordingly, Messrs. Cochran, Xia and Wang will then constitute the Company's entire board. Generally, the directors of the Company serve one year terms until their successors are elected and qualified.

Following the expiration of the 10-day period beginning on the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 of the 34 Act and the mailing of this Information Statement to the Company’s stockholders, the Board of Directors will be composed of three (3) members: Henry T. Cochran, Lei Xia and Zan Wang. Mr. Cochran will serve as Chairman of the Board of Directors. The Company has not yet adopted independence standards with respect to its Board of Directors and has not yet made a determination as to which directors are independent, if any. There are no family relationships between any director and executive officer.  The Company held no meetings during fiscal year 2007.

BIOGRAPHICAL INFORMATION REGARDING
THE DIRECTOR AND EXECUTIVE OFFICERS

The principal occupation and brief summary of the background of the Company's directors and executive officers is as follows:

STEVEN L. WHITE, 53.  Mr. White earned his Bachelor of Science Degree from Brigham Young University in 1980 with a major in Accounting and a minor in English.  He is a member of the American Institute of Certified Public Accountants and has been employed by one national and two local CPA firms.  Since 1983, Mr. White has been employed in private accounting and has been the controller of several small businesses. He has been the owner and President and director of Sparrow, Inc., a small consulting business from 2000 to present; the President and director of eNutrition, Inc., from 2000 to 2003, a publicly traded company which sold nutritional products; the President and director of Excel Publishing, Inc., a publicly traded small publishing company from the fall of 2002 to the spring of 2003; the President and director of New Horizon Education, Inc., a publicly traded educational software company from 1998 to 2003; and the controller and chief financial officer of Phoenix Ink, LLC, a financial newsletter publisher, from 1999 to 2001.  Mr. White is currently serving as a Director of Acheron, Inc. and the Director and Sole Officer of Liberty Alliance, Inc., both are public companies.

HENRY T. COCHRAN, 64.  Mr. Cochran, one of the founders of SinoHub, Inc., has served as Chairman of the Board of SinoHub since inception and as Chief Executive Officer since May 2005. Mr. Cochran oversees all operations of SinoHub. He was most recently President and CEO of Content Integrity, Inc. Prior to the formation of Content Integrity, Mr. Cochran was President and CEO of Advanced Visual Systems Inc., a leader in data visualization software for developers. Before AVS, he was Vice President of the Advanced Indexing Products department of Sybase, Inc. to which he sold his former company, Expressway Technologies. Mr. Cochran was the founder and CEO of Expressway Technologies, formerly known as Henco Software. Henco was founded in 1975. Mr. Cochran is regarded in the industry as one of the pioneering entrepreneurs in fourth-generation languages for his design of INFO, the product that launched Henco into the front lines of the software industry in the early 1980s. Mr. Cochran holds a Master's degree in mathematics from the University of Maryland and a Bachelor’s degree in mathematics and economics from Vanderbilt University.

LEI XIA, 40.  Mr. Xia is a founder and the President of SinoHub and is responsible for its strategic business development, sales and marketing. Before Mr. Xia founded SinoHub, he founded RGL Beijing, a high-end software distributor and solution provider. He helped to start NEFAB (China). NEFAB is a Swedish manufacturer and packaging solution provider to major OEMs such as Ericsson, Nokia, Motorola and Nortel. Mr. Xia held the position of China country sales manager for NEFAB and built a nationwide sales and service team from ground up. He was working for Hewlett Packard Shanghai Computer Operation as senior marketing engineer before NEFAB. He started his career in the Chinese electronics industry in 1995 as general manager of Arrow Electronics Shanghai branch, where he built the most successful sales team of Arrow China. To begin his career in electronics, Mr. Xia worked in Arrow Electronics’ headquarters under Steve Kaufman, Arrow’s CEO, in 1994 as a management trainee for one year. Mr. Xia holds a Bachelor’s degree in Electrical Engineering from the University of Alabama.

ZAN WANG, 40.  Mr. Wang is the General Manager of Cytech Beijing (a distributor of electronic components for ALTERA, IDT, LTC, and Mircon). Prior to joining Cytech, he was the sales manager of Lestina for north China from 1996 until 1998. Lestina focuses on the PLD market, distributing integrated circuits for Altera, IDT, VLSI, Sipeex, Mircrel and WSI. Under Mr. Wang’s sales leadership, Lestina became the number one PLD supplier in China. Prior to Lestina, Mr. Wang handled over 10 product lines (e.g. Intel, AMD, National Semi Conductor, Texas Instruments, Philips, ST. AVX, Berg, and Bourns). He has a good understanding of hardware design and systems. He holds an MBA degree and a Bachelor of Electrical Engineering from Peking University.

DE HAI LI, 39.  Mr. Li joined SinoHub on March 1, 2005 as Chief Financial Officer. Prior to joining SinoHub, Mr. Li was the Chief Financial Officer of Shenzhen Excellence Investment Development Co., Ltd. which operates in Hong Kong and Shenzhen in cross-border business such as international logistic management, bonded warehouse, international shipment, international trading, management of real estate and construction and high-technology bio-medicine. While at Excellence, Mr. Li raised capital of RMB 120 million, managed the acquisition of a State-owned company and created an effective financial management system for all seven subsidiaries.  Prior to Excellence, Mr. Li was the Chief Financial Officer of Hong Kong B&D Engine Co., Ltd. (Shenzhen) a large scale OEM for Mercedes Benz and he began his career inThe Fourth Survey and Design Institute of China Railway where he progressed from bookkeeper, accountant, accounting supervisor and financial controller to chief finance officer.

To the knowledge of management, no director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  Also, to the knowledge of management, during the past five years, no present or former directors, executive officers or person nominated to become a director or an executive officer of the Company:

(1) has had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; except that on November 17, 2006 Mr. Steven L. White, our president, on behalf of and as president of Liquitek Enterprises, Inc., a Nevada corporation, filed in United States Bankruptcy Court District of Nevada, a petition of bankruptcy under Chapter 11, which on August 24, 2007, was subsequently dismissed. Mr. White became the president of Liquitek Enterprises, Inc. on September 15, 2006.  Liquitek Enterprises, Inc. is not an affiliate of Liberty Alliance, Inc., and Mr. White is no longer an officer or director of Liquitek Enterprises, Inc.

(2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

(3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities:

(i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) engaging in any type of business practice; or

(iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

(4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above, or to be associated with persons engaged in any such activity.

(5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated.

(6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal Commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

CHANGE OF CONTROL

On May 12, 2008, the Company, SinoHub Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), SinoHub, Inc., a Delaware corporation and Steven L. White, the principal stockholder of the Company (the “Principal Stockholder”) entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub agreed to merge with and into SinoHub, with SinoHub being the surviving corporation (the "Merger").  The Merger was consummated on May 14, 2008.  In connection with the Merger each issued and outstanding share of SinoHub common stock (including shares of common stock issued upon conversion of outstanding SinoHub preferred stock) (“SinoHub Common Stock”) was converted into the right to receive 3.718425 shares of the Company’s Common Stock (“Exchange Ratio”).  In addition, at the Effective Time, each outstanding and unexercised option to purchase shares of SinoHub Common Stock, whether vested or unvested, was assumed by the Company and converted into an option to acquire, on the same terms and conditions as were applicable to the original SinoHub option, that number of shares of the Company’s Common Stock determined by multiplying the number of shares of SinoHub Common Stock subject to such option by the Exchange Ratio, rounded down to the nearest whole share, at a price per share equal to the per share exercise price specified in such option divided by the Exchange Ratio (rounded up the nearest one-hundredth of a cent).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

1.
On January 17, 2007, Henry T. Cochran, SinoHub's Chief Executive Officer and a member of SinoHub’s Board of Directors, purchased a one year 7.69% Note from SinoHub, Inc. in the amount of RMB 1,658,275 (approximately $213,971) which was repayable on demand. This Note was repaid by SinoHub on March 20, 2007. Interest expense paid on this Note for the year ended December 31, 2007 was $3,502.

2.
In June 2006, SinoHub issued and sold 1,000,000 shares of SinoHub common stock to the spouse of a member of SinoHub’s Board of Directors in consideration for the cancellation of outstanding indebtedness of $1,000,000.

3.
In May 2007, SinoHub issued 350,000 shares of its common stock to the spouse of a member of its Board of Directors for services rendered.  The shares were valued at $0.121 per share, for a total of $42,350.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

No compensation was paid in 2006 or 2007 to any of the Company’s executive officers or directors.

The following table sets forth information concerning the compensation for SinoHub’s Chief Executive Officer and its two other most highly compensated executive officers (the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards(1)	Total Compensation
Henry T. Cochran, Chief Executive Officer	2006	$52,930	$-	$-	$52,930
	2007	$55,611	$4,637	$-	$60,254
Lei Xia, President	2006	$37,807	$-	$-	$37,807
	2007	$39,722	$3,310	$-	$43,032
De Hai Li, Chief Financial Officer	2006	$30,246	$-	$10,000	$40,246
	2007	$31,778	$11,703	$108,900	$152,381

(1) The amounts in this column represent the amount recognized for financial statement reporting purposes under FAS 123R.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information with respect to the value of all unvested stock held by the SinoHub’s Named Executive Officers at December 31, 2007.

Stock Awards
Name	# of Unvested Shares	Market Value of Unvested Shares(1)
Henry T. Cochran	-	$-
Lei Xia	-	$-
De Hai Li	29,375	$2.94

(1) The market value of the unvested shares was determined by multiplying the closing market price of Liberty’s stock at December 31, 2007, the end of its last completed fiscal year ($0.0001), by the number of shares of stock.

Director Compensation

SinoHub did not pay any fees to, reimburse any expenses of, make any equity or non-equity awards to or pay any other compensation to its non-employee directors in 2007. All compensation paid to its employee directors is set forth in the tables summarizing executive officer compensation above.

COMMITTEES

The Company’s Board of Directors has not established any committees. The functions of the audit committee are currently performed by the Board of Directors, with assistance by expert independent accounting personnel. The Company is not currently subject to any law, rule or regulation requiring that it establish or maintain an audit committee. The Company believes that while the members of its Board of Directors are collectively capable of analyzing and evaluating financial statements and understanding internal controls and procedures for financial reporting, the Company would be well served to retain an independent director who would qualify as an “audit committee financial expert” and is currently seeking such a person.

The Company’s Board of Directors intends to establish audit, nominating and compensation committees. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and our system of internal controls. The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. The compensation committee will be primarily responsible for reviewing and approving salary and benefit policies (including stock options), including compensation of the Company’s executive officers.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, none of the officers, directors or stockholders of the Company was delinquent in any necessary filings under Section 16(a).

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

LIBERTY ALLIANCE, INC.

Date: May 20, 2008	By:	/s/ Henry T. Cochran
Chief Executive Officer